UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 18, 2022

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Announces Preliminary Results for the Year Ended December 31, 2021

On February 18, 2022, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing certain preliminary, unaudited financial results for the year ended December 31, 2021. The press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated February 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

February 18, 2022	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer